EXHIBIT 12.1
PACIFIC ENTERPRISES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

						Quarter ended
	2000	2001	2002	2003	2004	March 31, 2005

Fixed Charges:

Interest	$ 72	$ 88	$ 63	$ 54	$ 47	$ 12

Interest portion of annual rentals	4	3	2	2	2	1

Preferred dividends of subsidiaries (1)	2	2	2	2	2	1

Total fixed charges for purpose of ratio	$ 78	$ 93	$ 67	$ 58	$ 51	$ 14

Earnings:

Pretax income from continuing operations	$ 396	$ 377	$ 383	$ 361	$ 391	$ 117

Total fixed charges (from above)	78	93	67	58	51	14

Total earnings for purpose of ratio	$ 474	$ 470	$ 450	$ 419	$ 442	$ 131

Ratio of earnings to fixed charges	6.08	5.05	6.72	7.22	8.67	9.36

(1) In computing this ratio, "Preferred dividends of subsidiaries" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.